

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2015

<u>Via E-Mail</u>
Thomas Mathers
Chief Executive Officer
CoLucid Pharmaceuticals, Inc.
15 New England Executive Park
Burlington, MA 01803

> **Re: CoLucid Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 30, 2015**
> **Filed No. 333-203100**

Dear Mr. Mathers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Our amended and restated bylaws provide that any current or former stockholder…, page 55</u>

1. We note that Article XI of your amended bylaws that will become effective upon the closing of the offering and have been filed as Exhibit 3.2 include a provision requiring "any person or entity" that "initiates, asserts, joins, offers substantial assistance to or has a direct financial interest in" certain described actions or claims shall be obligated to reimburse the Corporation and any such director, officer or other employee for all fees, costs and expenses of every kind and description associated with such claim where such party "does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought by such Claiming Party." We also note your risk factor disclosure on pages 55-56 regarding this fee-shifting provision. Please amend your risk factor disclosure to include the following information:

   • The types of actions subject to reimbursement;

- The level of recovery required by the plaintiff to avoid payment. Be sure to define, for example, "a judgment on the merits" and "substantially achieves, in substance and amount" as you intend those terms to be defined, regardless of whether courts have settled upon definitions for those terms;
- The types of individuals or entities subject to this provision (e.g., former and current shareholders, legal counsel, expert witnesses). Your risk factor first discloses that the provision applies to "any current or former stockholder" but later broadens the provision's application to "any person or entity." Please revise to clarify to whom your fee-shifting provision will apply;
- The types of individuals or entities who would be allowed to recover (e.g., would an affiliate be treated as an "other employee"?); and
- Whether the bylaw is intended to apply to potential federal securities law claims. Please make your intention explicit in this risk factor.

Research and Development Expenses, page 73

2. With regard to prior comment 11, your revised disclosure indicates all research and development expenses are for lasmiditan. However, since both of your product candidates discussed on page 80 are lasmiditan it is not clear to which product candidate your research and development expenses relate. Please revise your disclosure as necessary to clarify.

Note 6: Distribution and Supply Agreement, page F-21

3. With regard to prior comment 23, confirm our understanding, if true, that the $1.5 million payment is advanced payment for commercial supply of lasmiditan. Tell us what events trigger the milestone payments and if you will supply lasmiditan to Ildong for their use in clinical trials. If you will supply lasmiditan to Ildong for use in clinical trials, tell us how Ildong will pay you for this supply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Vanjoske at (202) 551- 3614 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Preston Brewer at (202) 551-3969 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
        Jonathan R. Zimmerman, Esq.
        Faegre Baker Daniels LLP